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QUANTUMENERGY
OTCBB: QEGY
Frankfurt:B6A




United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549-7010

February 8, 2007

Attention: Kevin Stertzel, Division of Corporate Finance

Re: Quantum Energy, Inc.  File # 333-118138

Dear Mr. Stertzel;

Further to your comments letter dated January 23, 2007 for Quantum Energy, Inc. The Company has reviewed the comments, referred the comments to the certified public accountant in order that the accounting issues will be dealt with in an expeditious manner. We are currently assessing the facts, explanations and the extent of changes to be done to the filing quoted. We have at this date received completed financial information dealing with the accounting matters at issue.

The explanations and changes as requested will require additional time to be verified accurately and completed accordingly. We anticipate providing a response letter with clarifications and explanations and also drafts of the amended filings as soon as possible. Accordingly, we request an extension for response to February 28, 2007.

We will endeavor to reply prior to that date if at all possible.

Thank you for your consideration.

         Yours truly,

         /s/: Ted Kozub
         --------------
         Ted Kozub
         President


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Quantum Energy, Inc.                                    Toll-Free (888)740-7276
PO Box 929                                     Email: info@quantumenergyinc.net
Penticton, BC                                      Web:www.quantumenergyinc.net
V2A 6I9